

Managed by Frank Capital Partners LLC

- Founded in 2003
- Our firm invests in companies we believe are selling at significant discounts to their intrinsic value
- $6.6M assets under management

Fund Details

NASDAQ Symbol	FRNKX
Cusip	352005102
Inception date	July 21, 2004

Minimum Investment

Initial	$3000
Subsequent	$100

Fees

1.5% Flat Fee

Morningstar Rating   As of 7/31/09

★★★★

Mid-cap Blend Category

Investment Objective

- Long-term capital appreciation

Investment Strategy

- The number-one focus of our strategy is: "do not lose money." We are conservative and strive to minimize the downside risks in our investments.
- We apply time-tested value investing principles to areas of the market other funds often overlook.
- Of the few companies that survive our model, even less pass our strict research. We insist on fiscal responsibility, excellent management, a quality business, and a cheap stock price.

Portfolio Characteristics[1] – As of July 31, 2009

Statistics

Number of issues	34

Top Ten Holdings

Wellcare Healthplans	6.5%
Cisco Systems	5.3%
eBay	5.1%
Pfizer	4.8%
Petmed Express	4.6%
Corporate Executive Board	3.7%
American Express	4.0%
NBTY Inc	3.4%
Microsoft Corp	3.4%
Wellpoint Health	3.4%

Investment Advantages

- Special Situations: We also apply our strategy to special situations such as spin-offs. Due to the complex nature of these transactions, we believe these companies are often mispriced and offer high potential returns.
- Small Fund Size: The size of our Fund and lack of big company administration allows us to be agile and take advantage of value opportunities found in quality companies of all sizes. These companies may not be on the radar of larger money managers whose research is sometimes limited to those firms followed by traditional equity research providers.
- Concentration: We allow more flexibility in the Fund's position sizes for a strict focus on securities we believe to be the most attractive.

Top Sectors

Pharmaceutical Preparations	12.5%
Hospital & Medical Plans	12.4%
Business Services	9.7%
Finance Services	6.1%
Computer Comm Equipment	5.3%

Asset Allocation



- Equities 95.7%
- Cash/other 4.3%

Investment products • Not FDIC insured • No bank guarantee • May lose value

Alfred Frank
Co-Manager and President

Alfred has been co-managing the Frank Value Fund since its inception. After working in the brokerage and hedge fund industries, he co-founded Frank Capital Partners in June 2003. Alfred has a BS and MS from Stevens Institute of Technology. He has a Series 65 license and is personally invested in the Fund.

Brian Frank
Co-Manager and CFO

Brian has been co-managing the Frank Value Fund since its inception. After working in private equity, he co-founded Frank Capital Partners in June 2003. Brian has dual BS degrees from New York University's Stern School of Business. He has a Series 65 license and is personally invested in the Fund.

Average Annual Total Returns*	Frank Value Fund	S&P 500
YTD 7/31/09	31.68%	10.97%
1 Year Ended 7/31/09	-10.90%	-19.96%
3 Years Ended 7/31/09	-0.30%	-6.16%
5 Years Ended 7/31/09	2.64%	-0.14%

Yr End Total Returns*	Frank Value Fund	S&P 500
2008	-39.73%	-37.00%
2007	7.29%	5.50%
2006	16.18%	15.80%
2005	-0.56%	4.91%
2004	14.50%	10.88%

Growth of a $10,000 investment – Inception to July 31, 2009



* All performance reported after fees. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Performance data quoted represents past performance as of July 31, 2009 and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-866-706-9790 or visiting our website at www.FrankFunds.com. Returns include reinvestment of any dividends and capital gain distributions.

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790 or by visiting www.FrankFunds.com. Please read the prospectus carefully before you invest or send money.